SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 ___________
(Amendment No. 3)*

FRANCESCA’S HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share	351793 104
(Title of class of securities)	(CUSIP number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1

CUSIP No.	351793 104	13G	Page 2

1			NAME OF REPORTING PERSON CCMP Capital Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	6,395,304*
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	6,395,304*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,395,304*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6%*
12			TYPE OF REPORTING PERSON (See Instructions) PN

* See Item 4 on Page 11.

CUSIP No.	351793 104	13G	Page 3

1			NAME OF REPORTING PERSON CCMP Capital Investors (Cayman) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	852,427*
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	852,427*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		852,427*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%*
12			TYPE OF REPORTING PERSON (See Instructions) FI

* See Item 4 on Page 11.

CUSIP No.	351793 104	13G	Page 4

1			NAME OF REPORTING PERSON CCMP Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	7,247,731*
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	7,247,731*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,247,731*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.5%*
12			TYPE OF REPORTING PERSON (See Instructions) PN

* See Item 4 on Page 11.

CUSIP No.	351793 104	13G	Page 5

1			NAME OF REPORTING PERSON CCMP Capital Associates GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	7,247,731*
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	7,247,731*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,247,731*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.5%*
12			TYPE OF REPORTING PERSON (See Instructions) OO

* See Item 4 on Page 11.

CUSIP No.	351793 104	13G	Page 6

1			NAME OF REPORTING PERSON CCMP Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	7,247,731*
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	7,247,731*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,247,731*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.5%*
12			TYPE OF REPORTING PERSON (See Instructions) OO

* See Item 4 on Page 11.

CUSIP No.	351793 104	13G	Page 7

1			NAME OF REPORTING PERSON Stephen Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	7,247,731*
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	7,247,731*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,247,731*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.5%*
12			TYPE OF REPORTING PERSON (See Instructions) IN

* See Item 4 on Page 11.

CUSIP No.	351793 104	13G	Page 8

1			NAME OF REPORTING PERSON Greg D. Brenneman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	7,247,731*
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	7,247,731*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,247,731*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.5%*
12			TYPE OF REPORTING PERSON (See Instructions) IN

* See Item 4 on Page 11.

CUSIP No.	351793 104	13G	Page 9

1			NAME OF REPORTING PERSON Richard Zannino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [X]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	7,247,731*
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	7,247,731*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,247,731*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.5%*
12			TYPE OF REPORTING PERSON (See Instructions) IN

* See Item 4 on Page 11.

ITEM 1.	NAME OF ISSUER; ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

(a) – (b)   This Amendment No. 3 to the statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Francesca’s Holdings Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3480 W. 12th Street, Houston, Texas 77008.

ITEM 2.	NAME OF PERSON FILING; ADDRESS OR PRINCIPAL BUSINESS OFFICE; CITIZENSHIP; TITLE OF CLASS OF SECURITIES; CUSIP NO.

(a)           This Schedule 13G is being filed by:

           (i) CCMP Capital Investors II, L.P. (“CCMP Capital Investors”);

(ii) CCMP Capital Investors (Cayman) II, L.P. (“CCMP Cayman” and together with CCMP Capital Investors, the “CCMP Capital Funds”);

(iii) CCMP Capital Associates, L.P. (“CCMP Capital Associates”);

(iv) CCMP Capital Associates GP, LLC (“CCMP Capital Associates GP”);

(v) CCMP Capital, LLC (“CCMP Capital”); and

(vi) Stephen Murray, Greg D. Brenneman and Richard Zannino (Messrs. Murray, Brenneman and Zannino, together with the CCMP Capital Funds, CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital, the “Reporting Persons”), each in his capacity as a member of a CCMP Capital investment committee that makes voting and disposition decisions with respect to the Issuer’s Common Stock beneficially owned by CCMP Capital.

The Reporting Persons entered into a Joint Filing Agreement dated March 14, 2012, a copy of which is filed with this Schedule 13G as Exhibit A, in connection with Amendment No. 1 to this Schedule 13G, pursuant to which each have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b)           The principal business office of each of the Reporting Persons other than CCMP Cayman is:

c/o CCMP Capital, LLC
245 Park Avenue
New York, NY 10167

The principal business office for CCMP Cayman is:

c/o Walkers Corporate Services Limited
Walker House
87 Mary Street
George Town KY 1-9005
Grand Cayman, Cayman Islands

(c)           Citizenship of the Reporting Persons:

(i) CCMP Capital Investors, CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital: Delaware;

(ii) CCMP Cayman: Cayman Islands; and

(iii) Messrs. Murray, Brenneman and Zannino: United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

351793 104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX.

Not applicable.

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

As of December 31, 2012, the Reporting Persons as a group beneficially own 7,247,731 shares of the Issuer’s Common Stock, which constitutes 16.5% of the Issuer's total Common Stock outstanding.  The percentage ownership of the Reporting Persons is based on 43,855,030 shares of Common Stock outstanding as of November 26, 2012, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on December 7, 2012.

The general partner of each of the CCMP Capital Funds is CCMP Capital Associates.  The general partner of CCMP Capital Associates is CCMP Capital Associates GP.  CCMP Capital Associates GP is wholly owned by CCMP Capital.  CCMP Capital ultimately exercises voting and dispositive power of the securities held by the CCMP Capital Funds.  Voting and disposition decisions at CCMP Capital with respect to such securities are made by an investment committee, the members of which are Messrs. Murray, Brenneman and Zannino.

Each of CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital is deemed to beneficially own 6,395,304 shares of the Issuer’s Common Stock held by CCMP Capital Investors as of December 31, 2012 and 852,427 shares of the Issuer's Common Stock held by CCMP Cayman as of December 31, 2012.  As a consequence of being members of the CCMP Capital investment committee that makes voting and disposition decisions with respect to the reported securities, Messrs. Murray, Brenneman and Zannino may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own all 7,247,731 shares of the Issuer's Common Stock held by the CCMP Capital Funds as of December 31, 2012. Each of Messrs. Murray, Brenneman and Zannino disclaims any beneficial ownership of any securities held by the CCMP Capital Funds.

(b) Percent of Class:

     The responses of the Reporting Persons to Row 11 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

(c) Number of Shares as to which such Person has:

      (i)           Sole power to vote or to direct the vote:  The responses of the Reporting Persons to Row 5 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

     (ii)           Shared power to vote or to direct the vote: The responses of the Reporting Persons to Row 6 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.  See also Item 4(a) above.

    (iii)           Sole power to dispose or to direct the disposition of:  The responses of the Reporting Persons to Row 7 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.

     (iv)           Shared power to dispose or to direct the disposition of:  The responses of the Reporting Persons to Row 8 of each of the cover pages to this Schedule 13G are hereby incorporated by reference.  See also Item 4(a) above.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [  ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

CCMP Capital ultimately exercises voting and dispositive power of the securities held by the CCMP Capital Funds.  Voting and disposition decisions at CCMP Capital with respect to such securities are made by an investment committee, the members of which are Messrs. Murray, Brenneman and Zannino.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

 Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           February 13, 2013

CCMP Capital, LLC

/s/ Marc Unger
Marc Unger
Chief Operating Officer & Chief Financial Officer

CCMP Capital Investors II, L.P.

By: CCMP Capital Associates, L.P., its general partner

By: CCMP Capital Associates GP, LLC

/s/ Marc Unger
Marc Unger
Chief Operating Officer & Chief Financial Officer

CCMP Capital Investors (Cayman) II, L.P.

By: CCMP Capital Associates, L.P., its general partner

By: CCMP Capital Associates GP, LLC, its general partner

/s/ Marc Unger
Marc Unger
Chief Operating Officer & Chief Financial Officer

CCMP Capital Associates, L.P.,

By: CCMP Capital Associates GP, LLC, its general partner

/s/ Marc Unger
Marc Unger
Chief Operating Officer & Chief Financial Officer

CCMP Capital Associates GP, LLC

/s/ Marc Unger
Marc Unger
Chief Operating Officer & Chief Financial Officer

/s/ Stephen Murray
Stephen Murray

/s/ Richard Zannino
Richard Zannino

/s/ Greg D. Brenneman
Greg D. Brenneman

EXHIBIT INDEX

Exhibit A                                        Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934,as amended.